NAME OF REGISTRANT: Smith & Wesson Brands, Inc

NAME OF PERSON RELYING ON EXEMPTION: Mercy Investment Services

ADDRESS OF PERSON RELYING ON EXEMPTION: 2039 N Geyer Rd, Frontenac, MO 63131

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

Notice of Exempt Solicitation

August 14, 2023

To Smith & Wesson Brands, Inc. Stockholders:

Mercy Investment Services, Inc, along with co-filers including the Adrian Dominican Sisters; Bon Secours Mercy Health, Inc.; CommonSpirit Health; the Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America; Providence St. Joseph Health; the School Sisters of Notre Dame, Central Pacific Province; the Sisters of Bon Secours USA; the Sisters of St. Francis of Philadelphia; the Sisters of the Holy Names of Jesus and Mary, and Trinity Health (together, the “Proponents”), are urging stockholders to vote FOR Proposal 8 at the Smith & Wesson Brands, Inc. (“Smith & Wesson” or the “Company”) annual stockholder meeting on September 19, 2023.

Proposal 8 (the “Proposal”) calls for Smith & Wesson’s board to conduct and publish a third-party Human Rights Impacts Assessment (“HRIA”) assessing human rights impacts associated with the Company’s policies, practices, and products, and making recommendations for improvement as applicable.

Resolved: Shareholders direct the Smith & Wesson Brands, Inc. (Smith & Wesson) board of directors to oversee an independent third-party Human Rights Impact Assessment which assesses and produces recommendations for improving the human rights impacts of its policies, practices, and products, above and beyond legal and regulatory matters. Input from stakeholders, including human rights organizations, employees, and customers, should be considered in determining the specific matters to be assessed. A report on the assessment, prepared at reasonable cost and omitting confidential/proprietary information, should be published on the company’s website by August 1, 2024.

In Summary, the HRIA requested by the Proposal would:

●	Provide all stakeholders, including investors, with critical information regarding the company’s human rights risk exposure with the objective of identifying a path for addressing those risks proactively through Smith & Wesson’s policies and practices;

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Vote your proxies in accordance with the Company’s instructions.

●	Bolster shareholder confidence regarding the Company’s governance and risk management structures related to human rights; and
●	Demonstrate leadership in corporate human rights due diligence, a topic of increasing concern to the business and investor communities.

The third-party HRIA is used by companies to assess existing and potential adverse human rights impacts which can pose significant reputational, financial and legal risks.1 This type of assessment, particularly when conducted by a third-party auditor, can often identify issues that a company may be unaware of in its day-to-day operations--issues that a company can remediate, address or prevent once the risks are identified. While the HRIA is a non-binding document, it should be noted that most companies that undergo these third-party audits find them a valuable tool in a company’s risk management structure.

A comprehensive HRIA must account for human rights risks throughout a company’s complete value chain, so the Proponents believe that indirect sales do not shield the company from its potential human rights risks. The pharmaceutical industry, for example, does not sell its products directly to patients, yet Pfizer acknowledges in its human rights policy that it accounts for any detrimental human rights impacts throughout its value chain: “In line with the UN Guiding Principles on Business and Human Rights, Pfizer’s human rights policy focuses on addressing risks that could have the most severe impact on people: our patients, our colleagues, the workers of our business partners, and the communities in which we operate. Our responsibility to respect human rights extends throughout our operations, from lab to patient, including our diverse global supply chain of numerous local, third-party vendors.”2

Recent Events Reinforce the Risks Smith & Wesson Faces and Strengthen the Case for the Proposal

In response to several 2022 mass shootings, the House Oversight Committee (“HOC”) took a series of actions on gun safety. On May 26, 2022, HOC sent letters to five gun manufacturers, including Smith & Wesson, seeking information about the sale and marketing of AR-15-style rifles and similar firearms. A hearing followed on June 7 and 8 at which survivors of the Buffalo and Uvalde shootings and families of the victims testified. Following the Highland Park shooting, HOC chairwoman Caroline Maloney wrote to three manufacturers, asking them to appear at a hearing on gun violence. At that hearing, which was held on July 27 and had as its subject the “Practices and Profits of Gun Manufacturers,” the CEOs of Daniel Defense and Sturm Ruger appeared, but Smith & Wesson CEO Mark Smith “abruptly withdrew” five days before the hearing without explanation.

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1 http://www.bsr.org/reports/BSR_Human_Rights_Impact_Assessments.pdf

2 https://cdn.pfizer.com/pfizercom/about/Human-Rights-Policy-Aug-2020.pdf

This communication is not a solicitation of proxy authority and no proxy cards will be accepted.

Vote your proxies in accordance with the Company’s instructions.

The July 27 hearing featured testimony from Ryan Busse, a gun industry executive who left the industry last year after 26 years, disgusted by the “fear-based tactical culture” used to sell AR-15-style rifles. In his testimony, Busse traced the evolution of the industry from one focused on responsible gun ownership to one that targets young men with special forces fantasies and partners with domestic terrorist organizations like the Boogaloo Boys in order to maximize profits and promote a fear-based political agenda that boosts sales.

On August 2, HOC issued a subpoena to Smith & Wesson due to its failure to appear at the hearing and produce documents voluntarily. The subpoena demanded documents related to the manufacture and sale of AR-15-style rifles, including “the revenue and profits Smith & Wesson is making from AR-15-style rifles, internal analysis and assessments related to the safety of its products and marketing practices, and internal communications involving the CEO and other top executives discussing recent mass shootings carried out with the company’s weapons.” In response, Mr. Smith released a statement blaming politicians for gun violence3.

In December of 2022, the city of Buffalo announced it had filed a "first of its kind" lawsuit against the gun industry4, including Smith & Wesson. In the complaint, the plaintiffs sought compensatory and punitive damages as well as an abatement fund "with sufficient capital to eliminate the public nuisance [gun manufacturers] are responsible for creating, exacerbating, and/or perpetuating."

In the Proponents’ view, these developments reinforce the seriousness of the risks created by Smith & Wesson’s failure to systematically assess or even track the adverse impacts of its products.

The Company’s Statement of Opposition is Riddled with Misleading and Provocative Statements.

As it did in previous years, Smith & Wesson’s Statement in Opposition claims that a human rights policy consistent with the U.N. Guiding Principles (“UNGPs”) on Business and Human Rights, a set of principles for states and companies to prevent, address and remedy human rights abuses in business operations, would expose the company and its investors to “human rights costs estimated at $557 billion per year.” That assertion misrepresents the UNGPs and the human rights due diligence and assessment process.

Conducting human rights due diligence as contemplated by the UNGPs does signal a willingness to remedy adverse human rights impacts. But the human rights due diligence process is not legally binding in any way, nor does it lead to an adjudication of fault or damages/penalties the way litigation or a government enforcement action would. Remediation may take many different forms, including apologies and changing policies and procedures to prevent future harms. This last piece, an assessment to help the company mitigate potential risks, is at the heart of the Proponents’ request.

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3 https://www.washingtonpost.com/nation/2022/08/16/smith-wesson-statement/

4 https://abcnews.go.com/US/city-buffalo-files-kind-lawsuit-gun-industry/story?id=95615548

This communication is not a solicitation of proxy authority and no proxy cards will be accepted.

Vote your proxies in accordance with the Company’s instructions.

Moreover, referring to the UNGPs as “dangerous” is counterintuitive and reckless. The UNGPs set out expectations for companies and governments for what it means to respect human rights in a business setting5. For any business to believe this is “dangerous” would imply that to respect human rights is dangerous, a belief we certainly hope the Company does not hold.

Additionally, the Company’s view that HRIAs are “deeply flawed” is strange given that it offers no evidence beyond its assumptions regarding a process in which it has never engaged. One example is its suggestion that the cost would be beyond the Company’s ability to pay. Yes, large corporations like Meta could very well incur higher costs conducting an HRIA – Smith & Wesson, of course, is not a large corporation like Meta and therefore its HRIA would not carry as large a price tag. As of April 30, 2023, the Company had $53.6 million in cash and cash equivalents on hand; any HRIA would cost a small fraction of that amount. The Company’s ability to produce the resources for a HRIA is not a serious barrier, and the benefits far outweigh any upfront costs.

In the Proponents’ view, taking a proactive approach to identifying, preventing, and remedying adverse human rights impacts can help a company avoid or mitigate negative consequences. Those consequences may include not only litigation but also reputational damage stemming from association with human rights abuses and regulatory backlash. Smith & Wesson makes much of support by one of the Proponents for reasonable restrictions such as limiting civilian access to militarized assault weapons with high-capacity ammunition magazines, requiring universal background checks, and restricting concealed carry of guns. The Proponents have never tried to conceal that they support stricter gun laws, as do a majority of Americans. Voluntary action by gun manufacturers, however, could make some such restrictions unnecessary, and the Proponents believe that committing to human rights due diligence would both provide Smith & Wesson with full information needed to make decisions about its business and assure investors that human rights-related risks are being adequately managed.

What Proponents find most perplexing in Smith & Wesson’s Statement in Opposition is the claim that the Company has been responsive to investors. It states, “We maintain a robust stockholder engagement program and have taken meaningful action in response to investor concerns” in the same document where it laments the fact that this is the fifth year in a row the Proponents have expressed concerns about the Company’s lack of action on human rights. Of course, had Smith & Wesson actually been responsive, there would not be a need for this proposal.

Lockheed Martin, which produces weapons of greater lethality than Smith & Wesson, has a human rights policy and is undergoing an HRIA6. While the policy is not perfect, it illustrates just how far behind Smith & Wesson is when it comes to analyzing and addressing human rights risks.

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5 https://www.ohchr.org/sites/default/files/documents/publications/guidingprinciplesbusinesshr_en.pdf

6 https://sustainability.lockheedmartin.com/sustainability/beyond-the-smp/human-rights/#:~:text=At%20Lockheed%20Martin%2C%20we%20believe,Others%20and%20Perform%20with%20Excellence.

This communication is not a solicitation of proxy authority and no proxy cards will be accepted.

Vote your proxies in accordance with the Company’s instructions.

Given that Smith & Wesson is in the firearms business, Proponents believe the Company has a responsibility to conduct enhanced human rights due diligence. An HRIA is absolutely critical to uncovering salient human rights risks which, if left unaddressed, could prove devastating to the company’s customers, suppliers, employees, shareholders, and society.

Proponents urge your support for this proposal.

The filer of this document is Mercy Investment Services, Inc. 2039 N. Geyer Rd., St. Louis, MO 63131

This communication is not a solicitation of proxy authority and no proxy cards will be accepted.

Vote your proxies in accordance with the Company’s instructions.